UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

DICERNA PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer))

NNUS NEW RESEARCH, INC.

an indirect wholly owned subsidiary of

NOVO NORDISK A/S

(Names of Filing Persons (Offeror))

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

253031108

(Cusip Number of Class of Securities)

Tomas Haagen

General Counsel
Novo Nordisk A/S
Novo Allé, DK- 2880, Bagsvaerd

Denmark

Telephone: +45 4444 8888

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

William H. Aaronson

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

(212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
3,234,126,302.44	299,803.51

*	Solely for the purpose of calculating the filing fee, the underlying value of the transaction was calculated based on the sum of (a) the product of 75,849,396 shares of common stock (calculated as 78,129,378 shares of common stock issued and outstanding less 2,279,982 shares of common stock owned by Novo Nordisk A/S) and $38.25 per share; (b) the product of 13,418,179 shares of common stock underlying outstanding options and $21.61, which is the difference between $38.25 and the weighted average exercise price of $16.64 per share of the underlying outstanding stock options; (c) the product of 1,122,093 shares of common stock underlying outstanding restricted stock unit awards and $38.25 per share. The calculation of the filing fee is based on information provided by the Company as of November 22, 2021.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2022, issued August 23, 2021 and effective October 1, 2021, by multiplying the transaction value by 0.0000927.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$299,803.51	Filing Party:	NNUS New Research, Inc. and Novo Nordisk A/S
Form or Registration No.:	Schedule TO-T	Date Filed:	November 24, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 24, 2021 (together with any subsequent amendments and supplements thereto, the “Schedule TO”), by NNUS New Research, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Novo Nordisk A/S, a Danish aktieselskab (“Parent”), and Parent. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Dicerna Pharmaceuticals, Inc., a Delaware corporation (the “Company”), at a purchase price of $38.25 per Share, net to the holder in cash, without interest and subject to any withholding of taxes, upon the terms and subject to the conditions described in the Offer to Purchase dated November 24, 2021 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

ITEMS 1 THROUGH 9; AND ITEM 11.

The disclosure in the Offer to Purchase and Item 11 of the Schedule TO is hereby amended and supplemented by deleting the second sentence of the second paragraph under Section 15—“Certain Legal Matters; Regulatory Approvals – Antitrust” of the Offer to Purchase and replacing it with the following paragraph: “Parent and the Company filed their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division on November 22, 2021. On December 7, 2021, Parent voluntarily withdrew the November 22, 2021 filing to provide the FTC with additional time for review, and intends to refile its Premerger Notification and Report Form on December 9, 2021. Following such refiling, the waiting period applicable to the purchase of the Shares pursuant to the Offer will expire at 11:59 p.m., Eastern Time, on December 24, 2021. This period may change if the FTC or the Antitrust Division, as applicable, grants early termination of the waiting period or issues a request for additional information or documentary material, or if Parent voluntarily withdraws and refiles its Premerger Notification and Report Form in order to restart the 15-day waiting period.”

The disclosure in the Offer to Purchase and Item 11 of the Schedule TO is hereby amended and supplemented by deleting the paragraph titled “Legal Proceeedings Relating to the Tender Offer” and adding the following sub-heading and paragraphs at the end of Section 15—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase:

“Certain Litigation

As of December 7, 2021, three complaints were filed in the United States District Court for the Southern District of New York, one in the United States District Court for the Eastern District of New York, one in the United States District Court for the District of Delaware, one in the United States District Court for the Eastern District of Pennsylvania and one in the United States District Court for the District of Colorado, each by putative stockholders of the Company: Volpe v. Dicerna Pharmaceuticals, Inc. et al., No. 1:21-cv-10342, filed December 3, 2021 (S.D.N.Y.); Hopkins v. Dicerna Pharmaceuticals, Inc. et al., No. 1:21-cv-10345, filed December 3, 2021 (S.D.N.Y.) (the “Hopkins Complaint”); Kaufmann v. Dicerna Pharmaceuticals, Inc. et al., No. 1:21-cv-10379, filed December 6, 2021 (S.D.N.Y.); Whitehead v. Dicerna Pharmaceuticals, Inc. et al., No. 1:21-cv-06764-EK-VMS, filed December 6, 2021 (E.D.N.Y.); Kent v. Dicerna Pharmaceuticals, Inc., et al., No. 1:99-mc-09999-UNA, filed December 3, 2021 (D. Del.); Justice v. Dicerna Pharmaceuticals, Inc. et al., No. 2:21-cv-05340, filed December 6, 2021 (E.D. Pa.); and Sheridan v. Dicerna Pharmaceuticals, Inc. et al., No. 1:21-cv-03236-NRN, filed December 3, 2021 (D. Colo.) (collectively, the “Complaints”). All of the Complaints name the Company and the members of the Company Board as defendants, and the Hopkins Complaint also names Parent and Purchaser as defendants. The Complaints assert claims under the federal securities laws in connection with the Schedule 14D-9 that was filed with the SEC by the Company on November 24, 2021, alleging that the document contains materially incomplete and misleading information. The Complaints seek, among other relief, injunctive relief to prevent consummation of the transactions contemplated by the Merger Agreement until the alleged disclosure violations are cured, as well as damages and attorneys’ fees and costs.

If additional similar complaints are filed, absent new or different allegations that are material, we will not necessarily announce such additional filings.”

The disclosure in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

“On December 8, 2021, in connection with the withdrawal of Parent’s Premerger Notification and Report Form under the HSR Act, and as agreed with the Company, Purchaser extended the expiration of the Offer. The Offer was previously scheduled to expire at one minute after 11:59 p.m., Eastern Time, on December 22, 2021. The expiration date of the Offer is extended to 5:00 p.m., Eastern Time, on December 27, 2021, unless further extended. The Depository has advised Parent that, as of December 7, 2021, approximately 76,176 Shares had been validly tendered and received, and not validly withdrawn, pursuant to the Offer, representing approximately .1% of the outstanding Shares.

Amendments to the Offer to Purchase and Exhibits to the Schedule TO

All references to “one minute after 11:59 p.m., Eastern Time, on December 22, 2021” set forth in the Offer to Purchase (Exhibit (a)(1)(A)), Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9 or IRS Form W-8) (Exhibit (a)(1)(B)), Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(C)), and Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) are hereby amended and replaced with “5:00 p.m., Eastern Time, on December 27, 2021.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2021

NNUS NEW RESEARCH, INC.

By:	/s/ Ulrich Christian Otte
	Name:	Ulrich Christian Otte
	Title:	President

NOVO NORDISK A/S

By:	/s/ Karsten Munk Knudsen
	Name:	Karsten Munk Knudsen
	Title:	Executive Vice President and Chief Financial Officer